UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
March 23, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date March 23, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to supply coated board line to Shandong International Paper & Sun Coated
Paperboard in China
(Helsinki, Finland, March 23, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply a coated board line to Shandong International Paper & Sun Coated Paperboard Co., Ltd. in China. The machine, which will have an annual capacity exceeding 400,000 tonnes, will come on stream in the second quarter of 2008 in Yanzhou, Shandong province. The value of the order is close to EUR 60 million.
The new PM 22 board line is a single-supplier delivery by Metso Paper, and it is based on a novel technology concept for the production of superior coated cartonboard grades. The production line will contain a complete 3-ply coated board machine with five coating stations, enabling the production of folding boxboard, art board and liquid packaging board grades. The line will have a wire width of 5,100 mm and a design speed of 900 m/min. Quality and machine controls, basis weight and moisture profilers are supplied by Metso Automation. A part of the delivery will be supplied by Metso Paper (China).
Metso Paper and Sun Paper Group have a long-term business relationship. Earlier, Metso Paper has supplied two board machines, one paper machine and a coating line to the Group’s Yanzhou mill.
Sun Paper Group is one of the foremost paper and board producers in China with a combined production capacity of 1,500,000 tonnes per year. The Group consists of three companies: Shandong Sun Paper Co., Ltd., Shandong International Paper & Sun Coated Paperboard Co., Ltd. and International Paper & Sun Cartonboard Co., Ltd. Sun Paper Group employs more than 7,000 people at its Yanzhou mill.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Tapani Kultaranta, Senior Sales Manager, Finishing Business Line, Metso Paper,
tel. +358 40 503 4490
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.